

December 2, 2009

Via U.S. Mail and Facsimile (561-361-9612)

Gary Schultheis
President, Chief Executive Officer and Chairman
VOIS, Inc.
951 Yamato Road, Suite 201
Boca Raton, FL 33431

> **Re:** **VOIS, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 12, 2008**
> **File No. 0-33053**
> **Response Letter Filed November 18, 2009**

Dear Mr. Schultheis:

We refer you to our comment letter dated November 9, 2009 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: James Schneider, Esq. (Via Facsimile)
Schneider, Weinberger & Beilly

Barbara Jacobs
Assistant Director
Division of Corporation Finance